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                     [HAVAS ADVERTISING LOGO APPEARS HERE]

Press Release                                      Paris, May 9, 2001


           HAVAS ADVERTISING: 2001 FIRST QUARTER BILLINGS UP 63.8%.

Havas Advertising (Nasdaq: HADV; Euronext Paris SA: HAV.PA), the world's 5th largest communications group*, announced billings of 3.6 billion euro for the first quarter 2001, a 63.8% increase compared to the first quarter 2000.

Adjusted to account for the effects of currency, this represents an increase of 60.2%.

Adjusted to account for currency fluctuations and acquisitions, by including the Snyder figures for the first quarters in both 2001 and 2000 and excluding other acquisitions, organic growth was up 7.9%.

Revenue at 545.2 million euro increased in line with billings.

Comparable growth by geographical region and by major discipline are highlighted in the tables below:

                              Growth by geography
                              -------------------
                    (First quarter 2001/first quarter 2000)


                         Revenue        Constant currency    Organic growth
                     (euro millions)
Europe                    264.2              + 36.0%            + 10.0%
North America             244.2             + 115.2%             + 5.0%
Asia Pacific               15.1              + 11.1%             + 5.1%
Latin America              21.7              + 14.7%            + 16.4%
TOTAL                     545.2              + 60.2%             + 7.9%


                           Growth by major discipline
                           --------------------------
                    (First quarter 2001/first quarter 2000)


                               Revenue        Constant currency   Organic growth
                           (euro millions)
Traditional advertising          213.7             + 32.8%            + 5.0%
Media & marketing services       331.5             + 84.9%           + 10.0%
TOTAL                            545.2             + 60.2%            + 7.9%
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New business update

Major account gains were achieved across all four divisions of Havas Advertising. The net billings gain from new business in the first quarter 2001 was 883 million euro. Among the major account wins were: Vodafone, Choice Hotels, SAPPI, Diners' Club, Sight Resources and Citizens Bank by Arnold Worldwide Partners; Exxon Lubricants, American Airlines, Eagle Star Commercial, and Banco Populare di Milano by Diversified Agencies Group; Dish Network (Echostar), Cadbury, BNP Hong Kong, Cartier (APAC), Netscalibur, Macquerie Bank by EURO RSCG; SmithKline Beecham, Pharmacia & Upjohn and Credit Suisse by Media Planning Group.

This new business figure represents an increase over the same period last year of 4.5%, excluding dotcoms. These figures do not include the major account gains of Orange, CSFB and Danone biscuits won by EURO RSCG during the second quarter of 2001 to date.


Acquisition update

Havas Advertising continues to execute on its strategy of making add-on acquisitions designed to strengthen each of the four divisions. Acquisitions made during the first quarter 2001 represent full year revenues of approximately 50 million euro. The most significant acquisitions were Black Rocket for EURO RSCG, Brandhouse for Arnold Worldwide Partners and Printel for Diversified Agencies Group. The acquisitions for Arnold Worldwide Partners of McKinney Silver in April and Simmons Durham in May have not been included in these figures.


First quarter 2001 comments

Commenting on these results, Alain de Pouzilhac, Chairman and Chief Executive Officer said: "For 2001, in a global advertising market forecast in December 2000 at +6%, then revised downwards at the end of March at +4.5%, Havas Advertising's organic growth for the first quarter is in line with our short term objectives for gaining market share. The organic growth rate of 7.9% was primarily due to sustained development registered by the Media Planning Group and Diversified Agencies Group's marketing services agencies. These generated growth of over 10%, despite a sharper than expected slowdown in traditional advertising expenditures."

First quarter 2001 performance by geographic region was as follows: Europe and Latin America achieved double digit growth reflecting the strong advertising trends in these regions; North America registered 5% growth resulting mainly from the general slowdown in advertising expenditures in the US. The Asia Pacific region was up 5.1%, reflecting varied performance on a country-by-country basis.


Outlook

It is difficult to predict advertising expenditure growth for the US market for the rest of 2001, given the economic slowdown and lack of visibility in many sectors including technology, telecommunications and media. However, Havas Advertising remains confident in the growth of the European and Latin American markets, which it believes are on track to register significant growth, in line with forecasts provided at the beginning of the year.

Commenting the outlook for 2001, Alain de Pouzilhac, added: "Havas Advertising confirms its objectives for the 3 year plan [2001 - 2003] both in terms of revenue growth and the improvement of profitability. The Group is also reinforcing its strategy of integrating all the various communications disciplines throughout its four divisions. Our efforts will be focused
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on integrated communications, strong development of our independent media expertise, strengthening all the disciplines involved in One-to-One marketing and acquisition of agencies with a strong creative reputation, in order to continue to improve the quality of service offered to Havas Advertising's customers."


About Havas Advertising
-----------------------

Havas Advertising (Nasdaq: HADV; Euronext Paris: HAV.PA) is the world's fifth largest communications group.* Based in Paris, Havas Advertising has four operating divisions - Euro RSCG Worldwide, headquartered in New York, NY, Media Planning Group in Barcelona, Spain, Diversified Agencies Group in Paris, France and Arnold Worldwide Partners, headquartered in Boston, Massachusetts. Havas Advertising brings a multicultural approach to its business that distinguishes it from other major communications companies. Havas Advertising has a presence in 75 countries. Havas Advertising offers a complete line of communications services, including general advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, sports marketing, human resources, multimedia interactive communications and public relations. Havas Advertising has a worldwide presence of over 250 agencies and a staff of approximately 20,000.

*Advertising Age Annual Agency Report ranking, April 23, 2001

Forward-Looking information
---------------------------

This document contains certain "forward-looking statements" within the meaning of Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "pro forma." And "intend" or future or conditional verbs such as "will," "would," or "may." Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. More detailed information about these factors is contained in Havas Advertising's filings with the Securities and Exchange Commission.


Havas Advertising will also host a conference call on Wednesday, May 9, 2001 at 8:30 AM EST (2:30 PM French Time) to discuss the first quarter 2001 billings. This call will also be broadcast live over the Internet at www.havas-advertising.com and www.havas-advertising.fr. To access the webcast, participants should visit the Havas Advertising website at least fifteen minutes prior to the start of the call to download and install any necessary audio software. There will be a replay of the webcast available for 30 days.


Contacts

Simon Gillham : + 33 1 41 34 39 73
simon.gillham@havas-advertising.fr
----------------------------------

Alain Camon : + 33 1 41 34 30 54